[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468 Fax: (212) 859-4000 andrew.barkan@friedfrank.com

March 20, 2019

VIA EDGAR AND COURIER

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tradeweb Markets Inc. Draft Registration Statement on Form S-1 File No. 333-230115

Ladies and Gentlemen:

This letter sets forth the supplemental response of Tradeweb Markets Inc. (the “Company”) to Comment No. 8 as set forth in the comment letter, dated December 11, 2018 of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on November 13, 2018, and subsequently amended on December 20, 2018 and February 12, 2019, and publicly filed on March 7, 2019 (the “Registration Statement”) . This letter is being submitted with Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In order to facilitate your review, we have reproduced Comment No. 8 in its entirety, with the supplemental response set out below the comment.

Certain Relationships and Related Party Transactions

Transactions with Refinitiv/Thomson Reuters, page 140

8.	Please file the referenced agreements with Refinitiv and affiliates of Thomson Reuters as exhibits to your registration statement or tell us why you believe they are not required. Refer to Item 601(b)(10)(ii) for guidance.

Supplemental Response:

Master Agreement

The Company’s response letter, dated December 20, 2018, provided that, with respect to the master agreement, one of the referenced agreements with Refinitiv and affiliates of Thomson Reuters, the Company intended to amend such agreement, and that once such agreement had been amended, the Company would evaluate whether the amended master agreement would be required to be filed as an exhibit to the registration statement in accordance with Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that the master agreement will be terminated in connection with the initial public offering and the Company will enter into a restrictive covenant agreement with affiliates of Refinitiv. The Company intends to update its disclosure under “Certain Relationships and Related Party Transactions—Transactions with Refinitiv/Thomson Reuters” to reflect the foregoing in a subsequent amendment to the registration statement and will file a form of the restrictive covenant agreement as an exhibit thereto.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:	Lee Olesky (Tradeweb Markets Inc.)

Douglas Friedman (Tradeweb Markets Inc.)
Michael Kaplan (Davis Polk & Wardwell LP)